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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                                     0-24374
                                 SEC FILE NUMBER

                                   549332 20 3
                                  CUSIP NUMBER

                           NOTIFICATION OF LATE FILING

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: December 31, 2000

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

         Full Name of Registrant: Lucas Educational Systems, Inc. Address of Principal Executive Office: 17950 Preston Road, Suite 912, Dallas, Texas 75252

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          | (a) The reasons described in reasonable detail in Part III of this
          |     form could not be eliminated | without unreasonable effort or
          |     expense;

          | (b) The subject annual report, semi-annual report, transition report
          |     on Form 10-K, Form


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          |     20-F, 11-K or Form N-SAR, or portion thereof will be filed on or
[X]       |     before the fifteenth calendar day following the prescribed due
          |     date; or the subject quarterly report or transition report on
          |     Form 10-Q, or portion thereof will be filed on or before the
          |     fifth calendar day following the prescribed due date; and

          | (c) The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

Part III - Narrative

The company is currently finalizing the review of its quarterly information with its independent public accountants. The 10-QSB will be filed within the 5 day extension.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification

                  Steven R. Crowell   (972) 267-7250 ext. 202

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

         (3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Lucas Educational Systems, Inc. has caused this notification to be signed on its behalf thereunto duly authorized.

Date:  February 15, 2001               LUCAS EDUCATIONAL SYSTEMS, INC.



                                       By: /s/ Steven R. Crowell
                                           ------------------------------------
                                           Steven R. Crowell
                                           Chief Financial Officer and
                                           Chief Accounting Officer


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